                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          Frequency Electronics, Inc.
                    ---------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                   ----------------------------------------
                        (Title of Class of Securities)


                                   358010106
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 31, 1995
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 785688 10 2


- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

- --------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) ______ of a Group (See Instructions)
                                            (b)  ______

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization              Delaware
                                                       --------

     Number of Units                              (7)  Sole Voting Power
     Beneficially Owned                                -----------------
     by Each Reporting
     Person With                                  (8)  Shared Voting Power
                                                       -------------------
                                                       593,050
                                                  (9)  Sole Dispositive Power
                                                       ----------------------
                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       593,050

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     593,050

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 11.8%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    2 of 9

                             CUSIP NO. 785688 10 2

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) ______ of a Group (See Instructions)
                                            (b)  ______

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization              Delaware
                                                       --------

     Number of Units                              (7)  Sole Voting Power
     Beneficially Owned                                -----------------
     by Each Reporting
     Person With                                  (8)  Shared Voting Power
                                                       -------------------
                                                       593,050
                                                  (9)  Sole Dispositive Power
                                                       ----------------------
                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       593,050


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     593,050

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 11.8%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

- --------------------------------------------------------------------------------

                                    3 of 9

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
JUNE 29, 1992. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.

Item 1.   Security and Issuer.
          --------------------

Item 2.   Identity and Background.
          -------------------------

          The address of the principle business and principle office of FAE (a wholly owned subsidiary of FAEH) is The 1820 House, Main Street, Norwich, Vermont 05055-0850. Schedule I, attached hereto, which is incorporated herein by reference, replaces Schedule I to the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          On April 8, 1993, FAEH transferred 593,750 Shares to FAE.

Item 4.   Purpose of Transaction.
          -----------------------

          Sales by FAE outlined in Schedule II, attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose of effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.


                                    4 of 9

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) & (b) FAEH owns all 593,050 Shares indirectly through FAE. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                                 Percentage of
                                  Shares            Shares
                               Beneficially      Beneficially
               Person             Owned             Owned
               ------          ------------      -------------
               FAEH               593,050            11.8%
               FAE                593,050            11.8%

          FAEH shares voting power and dispositive power with respect to its 595,050 Shares with FAE.

          (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE, any of the persons listed on Schedule I, attached hereto and incorporated herein by reference, in Shares effected during the past 60 days.



                                    5 of 9

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 5, 1995

                                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                    BY:            /S/
                                       ---------------------------------
                                    Name:   Michael S. Paquette
                                    Title:  Vice President and
                                             Controller



                                    FUND AMERICAN ENTERPRISES, INC.


                                    BY:            /S/
                                       ---------------------------------
                                    Name:     Terry L. Baxter
                                    Title:    President and Secretary


                                    6 of 9

                          SCHEDULE I TO SCHEDULE 13D
                          --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

                                                                Present
Name and                                                  Principal Occupation
Business Address               Office                        or Employment
- ----------------               ------                     --------------------
FAEH

Dennis P. Beaulieu             Corporate Secretary        Corporate Secretary
Fund American Enterprises      of FAEH                    of FAEH
 Holdings, Inc.
The 1820 House, Main Street
Norwich VT 05055-0850

John J. Byrne                  Chairman of the Board,     Chairman of the Board,
Fund American Enterprises      President & Chief          President & Chief
 Holdings, Inc.                Executive Officer of       Executive Officer of
The 1820 House, Main Street    FAEH, Chairman of the      FAEH
Norwich VT 05055-0850          Board of FAE

Howard L. Clark                Director                   Retired
200 Park Avenue, Suite 4501    of FAEH
New York NY 10166

Howard L. Clark, Jr.           Director                   Vice Chairman of Lehman
Lehman Brother Holdings, Inc.  of FAEH                    Brothers Holdings, Inc.
American Express Tower
New York NY 10128

Robert P. Cochran              Director                   President & Chief
Financial Security Assurance   of FAEH                    Executive Officer of
 Holdings, Ltd.                                           Financial Security Assurance
350 Park Avenue                                            Holdings, Ltd.
New York NY 10022

George J. Gillespie, III       Director                   Partner in Cravath,
Cravath, Swaine & Moore        of FAEH                    Swaine & Moore
825 Eighth Avenue
New York NY 10019

K. Thomas Kemp                 Executive Vice President   Executive Vice President
Fund American Enterprises      of FAEH, Director of       of FAEH
 Holdings, Inc.                FAEH and FAE
The 1820 House, Main Street
Norwich VT 05055-0850

Gordon S. Macklin              Director                   Chairman of White River
8212 Burning Tree Road         of FAEH                    Corporation
Bethesda MD 20817

                                    7 of 9

                      ----------------------------------

                                                                          Present
Name and                                                            Principal Occupation
Business Address                   Office                               or Employment
- ----------------                   ------                           --------------------
FAEH

Michael S. Paquette                Vice President &                 Vice President &
Fund American Enterprises          Controller of FAEH,              Controller of FAEH
 Holdings, Inc.                    Director of FAE
The 1820 House, Main Street
Norwich VT 05055-0850

Allan L.Waters                     Senior Vice President &          Senior Vice President &
Fund American Enterprises          Chief Financial Officer          Chief Financial Officer
 Holdings, Inc.                    of FAEH, Director of             of FAEH
The 1820 House, Main Street        FAE
Norwich VT 05055-0850

Arthur Zankel                      Director                         Co-Managing Partner
First Manhattan Co.                of FAEH                          First Manhattan Co.
437 Madison Ave.
New York NY 10022


FAE

Terry L. Baxter                    President & Secretary of FAE,    President & Secretary of FAE
Fund American Enterprises, Inc.    Director of FAE
The 1820 House, Main Street
Norwich VT 05055-0850


                                    8 of 9

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Sales of Shares of Common Stock of Frequency Electronics, Inc. by the Reporting Persons and by persons listed in Schedule I, attached hereto, and incorporated herein by reference, within the last 60 days.

     Sold by           Date           Number Sold           Unit Price
     -------           ----           -----------           ----------
       FAE           03-31-95              400                 5.000

                                    9 of 9